UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement and Share Issuance

On September 11, 2024, MDJM LTD, a Cayman Islands company (the “Company”), and its wholly owned subsidiary, MD Local Global Limited, a United Kingdom company (“MD UK”), jointly entered into an amended and restated Fernie Castle Chinese garden construction project cooperation agreement (the “Agreement”) with Suzhou Xiangshan Workshop Construction Investment Development Co., Ltd. (the “Service Provider”) and its affiliate listed therein.

Pursuant to the Agreement, the Company and MD UK agreed to engage the Service Provider and its affiliate for procuring, processing, and producing raw materials and for conducting on-site installation and construction in respect of the Chinese garden project in Fernie Castle, an ancient castle located in Scotland owned by MD UK (collectively, the “Services”). In exchange for the Services to be provided by the Service Provider and its affiliate, the Company agreed to issue certain number of shares of a par value of US$0.001 each in its capital, with an aggregate value of GBP8,000,000 (the “Shares”), to the Service Provider. The aggregate number of Shares issuable under the Agreement will not exceed 9,450,000 Shares (as adjusted for forward share splits, reverse share splits, or other similar events). The Shares will be issued in four phases and unlocked for resale in seven phases throughout the provision of Services, in accordance with the schedule outlined in the Agreement. The issue price of each Share at the respective phases will be the closing price of the Shares on the Nasdaq Stock Market one trading day before the date of issuance of such Shares. The Agreement contains customary covenants of the parties, other obligations and rights of the parties, and termination provisions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1.

The Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on September 11, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-261347), as amended, and the registration statements on Form S-8 of the Company (File No. 333-278269), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Amended and Restated Fernie Castle Chinese Garden Construction Project Cooperation Agreement dated September 11, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer

Date: September 17, 2024